Mail Stop 3561

December 31, 2007

By Facsimile and U.S. Mail

(408)970-9366, Santa Clara, CA

Mr. Steve Zhang
Chief Executive Officer
4th Floor, Zhongdian Information Tower
6 Zhongguancun South Street, Haidian District
Beijing 100086, China

> **Re: AsiaInfo Holdings, Inc**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 14, 2007**
> **Form 10-Q for the quarterly period ended September 30, 2007**
> **Filed November 9, 2007**
> **File No. 001-15713**

Dear Mr. Zhang:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K December 31, 2006

Note 3. Acquisitions, page F-15

1. Please explain to us the "with & without" method you used in valuing acquired assets and include any accounting literature you relied upon in implementing this approach.

Note 21. Stock-based compensation, page F-30

2. We note that in October 2005 you accelerated the vesting of previously awarded stock options. Please revise your future disclosures to discuss the reasons for modifying the terms. Provide us with your proposed disclosures. Reference is made SAB Topic 14(K).

3. We note that you were required to disclose the intrinsic value of options exercised for each year an income statement is presented. See SFAS 123(R) paragraph A240(c)(2).

4. We note that you were required to disclose the aggregate intrinsic value of options outstanding and exercisable as of the date of the latest balance sheet. See SFAS 123(R) paragraph A240(d).

5. We note that you were required to disclose the total compensation cost related to non vested awards not yet recognized and the weighted average period over which it is expected to be recognized. See SFAS 123(R) paragraph A240(h).

6. With respect to the performance units issued in November 2006 you were required to disclose the following:

> The weighted average grant date fair value of the performance units. This disclosure should be provided separately for the performance based awards and the market based awards. See SFAS 123(R) paragraph A240(b)(2) and A240(f).

> The intrinsic value of the performance units outstanding and expected to vest as of the latest balance sheet date. See SFAS A240(d).

Note 24. Related Party Transactions, page F-36

7. We note your disclosure that all transactions with related parties occurred at arm's length. Please substantiate your claim and revise the disclosure in your notes in future filings. Reference is made to SFAS 57 paragraph 3.

<u>Form 10-Q September 30, 2007</u>

<u>Item 4. Controls and Procedures, page 27</u>

8. In future filings please revise your Disclosure Controls and Procedures rule reference to Rule 13a-15, rather than 13a-14.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief